EXHIBIT 99.1

GOLAR LNG PARTNERS PROVIDES OPERATIONAL UPDATE AND ANNOUNCES COMMON UNIT REPURCHASE PROGRAM

HAMILTON, Bermuda, Dec. 18, 2015 (GLOBE NEWSWIRE) -- In light of the current volatility in the price of its common units, Golar LNG Partners LP (NASDAQ: GMLP) (the "Partnership") announced today that it has not experienced any material changes in its operations since its third quarter 2015 earnings announcement on November 30, 2015. As at September 30, 2015 the Partnership had a total revenue backlog of $2.5 billion and a net debt to annualized third quarter 2015 EBITDA ratio of 3.4 and also does not have any newbuilding capital commitments. The Partnership's distribution policy has not changed and management, therefore expects to recommend to the board of directors (the "Board") an unchanged distribution of $0.5775 per unit with respect to the fourth quarter of 2015 when the Board next meets to determine the Partnership's quarterly cash distribution, which management anticipates will be in January 2016. The actual distribution for the fourth quarter of 2015 must be approved by the Board and will depend upon, among other things, the absence of any material adverse developments at the time of the determination.

The Partnership also announced that the Board has authorized the repurchase by the Partnership of up to $25 million of its outstanding common units. Under the terms of the repurchase program, the Partnership may repurchase common units from time to time, at the Partnership's discretion, on the open market or in privately negotiated transactions.  Any repurchases are subject to market conditions, applicable legal requirements and other considerations. Common units will be purchased only during periods where the Partnership is not aware of material inside information that would likely affect a seller's decision to sell.  The Partnership is not obligated under the repurchase program to repurchase any specific dollar amount or number of common units, and the repurchase program may be modified, suspended or discontinued at any time. Any common units repurchased by the Partnership under the program will be cancelled.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about the Partnership's plans, strategies, business prospects and changes and trends in the business in which it operates.  In particular, statements regarding the Partnership's cash distributions and common unit repurchase plan are considered forward looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

  market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;
  the ability of the Partnership and Golar LNG Limited (or Golar) to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
  the Partnership's ability to integrate and realize the expected benefits from acquisitions;
  the Partnership's anticipated growth strategies;
  the effect of the worldwide economic slowdown;
  turmoil in the global financial markets;
  fluctuations in currencies and interest rates;
  changes in the Partnership's operating expenses;
  the Partnership's future financial condition or results of operations and future revenues and expenses;
  the repayment of debt and settling of interest rate swaps;
  the Partnership's ability to make additional borrowings and to access debt and equity markets;
  planned capital expenditures and availability of capital resources to fund capital expenditures;
  the exercise of purchase options by the Partnership's charterers;
  the Partnership's ability to maintain long-term relationships with major LNG traders;
  the Partnership's ability to leverage Golar's relationships and reputation in the shipping industry;
  the Partnership's ability to purchase vessels from Golar in the future;
  the Partnership's continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;
  the Partnership's ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
  timely purchases and deliveries of newbuilding vessels;
  future purchase prices of newbuildings and secondhand vessels;
  the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;
  acceptance of a vessel by its charterer;
  termination dates and extensions of charters;
  the expected cost of, and the Partnership's ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to the Partnership's business;
  availability of skilled labor, vessel crews and management;
  the Partnership's general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
  the anticipated taxation of the Partnership and distributions to the Partnership's unitholders;
  estimated future maintenance and replacement capital expenditures;
  the Partnership's ability to retain key employees;
  the Partnership's customers' increasing emphasis on environmental and safety concerns;
  potential liability from any pending or future litigation;
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and
  other factors listed from time to time in the reports and other documents that the Partnership files with the U.S. Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

December 18, 2015

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Graham Robjohns

Brian Tienzo